Christopher M. Grinnell
Talcott Resolution Life Insurance Company
1 Griffin Road North
Windsor, CT 06095
1-860-791-0750
christopher.grinnell@talcottresolution.com

April 14, 2021

VIA EDGAR

Ms. Jaea Hahn
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management – Disclosure Review
and Accounting Office
100 F Street NE
Washington DC 20549

Re    Talcott Resolution Life and Annuity Insurance Company Separate Account Seven ("Registrant")
Registration Statement on Form N-4
SEC File No. 333-148561 and 811-09295

Dear Ms. Hahn:

On behalf of the above-referenced Registrant, this letter responds to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) during our telephone conference on March 29, 2021 with respect to the above-referenced Registration Statement on Form N-4. Unless otherwise noted, Capitalized terms not otherwise defined in this letter have the same meanings as used in the Registration Statement.

The Staff’s comments and our proposed responses are set forth below. We will provide you with courtesy copies of this response letter, as well as a “marked” copy of the Registration’s prospectus and Statement of Additional Information, via email.

Comments

1. General Comments:

a. Please revise the disclosure so that the defined term “Talcott Resolution” shown in the first paragraph of the Cover Page is carried throughout the registration statement.

Response: Revised as requested. We have revised the disclosure in the prospectus and the Statement of Additional Information to consistently use “Talcott Resolution” as the defined term for Talcott Resolution Life and Annuity Insurance Company.

b. Please revise website addresses to contain the URL to lead investors to the location where they may obtain the documents or information for which the website address is disclosed in the

Registration Statement. Website addresses included in electronic versions of the prospectus used with customers should contain active hyperlinks.
Response: Revised as requested. Website addresses have been revised to disclose the URL to the location where investors may obtain the documents or information for which the website address is disclosed in the Registration Statement. Website addresses included in electronic versions of the prospectus used with customers will contain active hyperlinks.

2. Cover Page: Please revise the disclosure of the pending sale of the Company to clarify that Talcott Resolution will continue to be responsible for all guarantees and general account liabilities of the Contracts.

Response: We revised the second paragraph of the relevant disclosure as follows:

Talcott Resolution will continue to administer your annuity contract and remains responsible for paying all contractual guarantees and General Account liabilities under your annuity contract subject to its financial strength and claims paying ability. The terms, features and benefits of your insurance contract will NOT change as a result of the sale.

3. Cover Page: Please confirm supplementally that the list of marketing names at the beginning of the prospectus is complete.
Response: Confirmed.

4. Cover Page: Please add disclosure identifying the different classes of the Contracts at the beginning of the prospectus.
Response: We revised the disclosure on the Cover Page to include the following:

This prospectus describes four different classes of the Contract: Access, Core, Outlook and Plus. The classes have different fees and expenses (including surrender charges and periodic charges).

5. Cover Page: Please make the disclosure on the Cover Page that the Contracts are no longer sold more prominent.
Response: The disclosure on the Cover Page stating that the Contracts are no longer for sale to new investors has been revised to appear in bold font.

6. Cover Page: Please revise the disclosure on the Cover Page to more closely follow the Commission legend required by Rule 481(b)(1) under the Securities Act.

Response: We have revised the disclosure to read as follows:

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

7. Cover Page: Please remove (a) the paragraph related to IRS Circular 230 from the beginning of the prospectus, and (b) the immediately following information appearing on the Cover Page that beings with “Four Simple Steps to Safeguard Your Account Against Fraud,” through the end of the paragraph under the caption “Additional Free Resources on Identity Theft.” This information is neither required nor permitted by Form N-4.

Response: Revised as requested. The information has been removed in its entirety.

8. Cover Page: Please revise the Cover Page to include the statement required by Item 1(a)(7) of Form N4.
Response: We have revised the disclosure on the Cover Page to include the following:

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

9. Cover Page: Please revise the disclosure required by Item 1(a)(9) of Form N-4 to include information regarding Contract Owners who have already elected to receive shareholder reports electronically.

Response: We have revised the disclosure regarding shareholder reports on the Cover Page to include the following additional disclosure:

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from your Financial Intermediary or from us electronically by calling Talcott Resolution Annuity Contact Center at 1-800-862-6668, Monday through Thursday, 8:00 a.m. to 7:00 p.m., or Friday, 9:15 a.m. to 6:00 p.m., Eastern Time.

10. Cover Page: Please remove the “Date of Statement of Additional Information” from the Cover Page.
Response: Revised as requested.

11. Back Cover Page: Please confirm the back cover page of the prospectus includes the disclosure required by Item 1(b)(1) of Form N-4.

Response: Confirmed, we have updated the contact email address and the URL for requesting a copy of the Statement of Additional Information.

12. Glossary. In the Glossary under “Lifetime Benefit Payment,” please revise the disclosure to indicate that the riders are Contract riders or add a definition of each rider.
Response: We have revised the disclosure in the definition of Lifetime Benefit Payment by adding the word “riders” to the descriptions of the contractual riders named within the definition. We have also made similar revisions with the definitions of Lifetime Income Eligibility Date, Lifetime Withdrawal Feature, Payment Base, Threshold and Withdrawal Percent in the Glossary consistent with this Comment. The revised definitions appear as follows:

Lifetime Benefit Payment: The maximum guaranteed amount that can be withdrawn each year pursuant to Lifetime Income Foundation, Lifetime Income Builder II, Lifetime Income Builder Selects or Lifetime Income Builder Portfolios riders. A Lifetime Benefit Payment constitutes a partial Surrender. Withdrawals taken prior to an Eligible Withdrawal Year (Lifetime Income Foundation and Lifetime Income Builder II riders) or prior to the Lifetime Income Eligibility Date (Lifetime Income Builder Selects and Lifetime Income Builder Portfolios riders) are excluded from this definition. For the purposes of Lifetime Income Foundation, Lifetime Income Builder II and Lifetime Income Builder Selects riders, a Lifetime Benefit Payment is the greater of (a) your Withdrawal Percent multiplied by your Payment Base (sometimes referred to as “Guaranteed Withdrawal”) or (b) your Withdrawal Percent multiplied by your Contract Value as of the relevant measuring point (sometimes referred to as “Withdrawal Available”).

Lifetime Income Eligibility Date: Under Lifetime Income Builder Selects and Lifetime Income Builder Portfolios riders, the date the relevant Covered Life attains age 59½, at which point Lifetime Benefit Payments can begin.

Lifetime Withdrawal Feature: Under Lifetime Income Builder Selects and Lifetime Income Builder Portfolios riders, a series of Lifetime Benefit Payments in each Contract Year following the Lifetime Income Eligibility Date.

Payment Base: The amount used to determine the Lifetime Benefit Payments for Lifetime Income Foundation, Lifetime Income Builder II, Lifetime Income Builder Selects and Lifetime Income Builder Portfolios riders. The Payment Base may be subject to automatic annual Payment Base increases when either of the Lifetime Income Builder II, Lifetime Income Builder Selects or Lifetime Income Builder Portfolios riders has been elected. In Lifetime Income Builder Selects and Lifetime Income Builder Portfolios riders, Payment Base includes Payment Enhancements (Plus Contracts only) but excludes any Employee Gross-Up. Your initial Payment Base equals your initial Premium Payment except in regard to a company-sponsored exchange program. For Plus contracts, your initial Payment Base includes any Payment Enhancement, if applicable; provided, however, Payment Enhancements are not taken into consideration as such for the purposes of Lifetime Income Foundation or Lifetime Income Builder II riders.

Threshold: For the purposes of Lifetime Income Foundation, Lifetime Income Builder II, Lifetime Income Builder Selects and Lifetime Income Builder Portfolios riders, the amount used to determine the change in the Payment Base following a partial Surrender in any Contract Year that is not an Eligible Withdrawal Year (Lifetime Income Foundation and Lifetime Income Builder II riders) or any Contract Year that is prior to the Lifetime Income Eligibility Date (Lifetime Income Builder Selects and Lifetime Income Builder Portfolios riders). For the purposes of these optional riders, this percentage used to determine your Threshold amount is 5% (Single Life Election) or 4½% (Joint/Spousal Election) of the Payment Base.

Withdrawal Percent: The multiplier used in calculating Lifetime Benefit Payments under Lifetime Income Foundation, Lifetime Income Builder II, Lifetime Income Builder Selects and Lifetime Income Builder Portfolios riders.

13. Key Information Table: Please confirm the names contained in the parenthetical in the reference to class of Contracts in the Key Information Table is a complete list of the Contract Classes.

Response: Confirmed.

14. Key Information Table: Please revise the headings in the Key Information table to conform with Form N4.

Response: Revised as requested.

15. Key Information Table: In the “Charges for Early Withdrawals” part of the Key Information Table please use the defined term “Contract” appropriately, review the second sentence as there appears to be a missing closed parenthetical, and please revise the disclosure to clarify that surrender charges may apply to partial withdrawals.
Response: We have revised the first paragraph in the “Charges for Early Withdrawals” part of the Key Information Table as follows:
Your Contract may be subject to surrender charges depending on the class of Contract that you own (i.e., Access, Core, Outlook or Plus). Surrender charges may apply to both partial and full Surrenders. These surrender charges (if any) do not apply to certain types of withdrawals, such as withdrawals that do not exceed the annual amount that may be withdrawn without surrender charges.

16. Key Information Table: Please confirm that the “Base Contract” charges in the “Ongoing Fees and Charges” part of the Key Information Table includes the “Administrative Expenses.”
Response: We have revised the “Base Contract” charges in the “Ongoing Fees and Charges” part of the Key Information Table to include the effect of the dollar-based Annual Maintenance Fee (from the Fee Table’s Administrative Expenses) in accordance with Item 2, Instruction 2(c)(i)(D) in Form N-4 for Fees and Expenses for the Key Information Table.

17. Key Information Table: Please revise the disclosure in the “Not a Short-Term Investment” part of the Key Information Table to disclose that there may be a penalty tax on Surrenders before age 59½.

Response: We have added the following disclosure to the “Not a Short-Term Investment” part of the Key Information Table:

•    A 10% penalty tax may be applied to Surrenders before age 59½.

18. Key Information Table: Please revise the disclosure in the “Optional Benefits” part of the Key Information Table to delete either the first or the second bullet point since they are redundant.

Response: Revised as requested, we deleted the first bullet point.

19. Overview of the Contract: Under the “Purpose of the Contact” in the “Overview of the Contract” Section, please add disclosure that the “payout phase’ is often referred to as the annuity phase.

Response: Revised as requested. The revised disclosure is below:

Purpose of the Contract
The Contract is designed for retirement planning purposes. You make investments in the Contract’s investment options during the accumulation phase. The value of your investments is used to set your benefits under the Contract. At the end of the accumulation phase, we use that accumulated value to set the payments that we make during the payout phase. The payout phase is often referred to as the annuity phase. Investing in the Contract's investment options involves risk and you can lose your money. On the other hand, investing in the Contract can provide you with the opportunity to grow your money through investing in the Contract's investment options during the accumulation phase. Generally speaking, the longer your accumulation phase, the greater your accumulated value will be for setting your benefits and annuity payouts. The Contract also includes a death benefit to help financially protect your Beneficiaries.

20. Overview of the Contract: Please shorten the disclosure under “Accumulation Phase” to remove references to Sub-Accounts and the Fixed Accumulation Feature
Response: We have revised the disclosure under Accumulation Phase as follows:

Accumulation Phase. To accumulate value during the accumulation phase, you invest your Premium Payments and earnings in the Fund options that are available under the Contract, which have different underlying mutual funds with different investment strategies, objectives, and risk/reward profiles.

21. Overview of the Contract: Under “Contract Features,” please add a cross-reference to the Appendix for Funds available under the Contract to the discussion of “Contract Versions.”

Response: Revised as requested, the disclosure with the cross-reference is below:

Contract Versions. The Contract was sold under various marketing names depending on which Financial Intermediary sold the Contract and/or when the Contract was sold. These marketing names include: Series IV of Leaders, Leaders Access, Leaders Plus, and Leaders Outlook. Different investment options and investment restrictions may apply to different versions of the Contract. See Appendix A for more information.

22. Fee Table: Please remove the line item for “Surrender Fee” from the Fee Table, remove line items for Mortality and Expense Risk Charge, Administrative Charge and Total Base Contract Charges from the Fee Table, and conform the captions used in the Fee Table to those used in Item 4 of Form N-4.

Response: Revised as requested.

23. Fee Table: Please clarify why both the MAV Death Benefit and the MAV Plus Death Benefit share the same line item in the Optional Benefit Charges part of the Fee Table.

Response: The “MAV Plus” Death Benefit is not available in all states and the “MAV” Death Benefit is available in those states where the MAV Plus Death Benefit in not available. We have clarified the disclosure by revising the Fee Table to remove the reference to “MAV” in Optional Benefit Charges line item of the Table, leaving just the “MAV Plus” Death Benefit in the line item. We have also added a footnote to disclose that the MAV Plus Death Benefit is not available in certain states and the MAV Death Benefit is available instead at the same charge. The disclosure in the new footnote is as follows:

MAV Plus Death Benefit is not available in Washington and Minnesota. A different Death Benefit called the MAV Death Benefit is available instead. The charge for MAV Death Benefit is the same. Please see Section 9.c. MAV Plus Death Benefit for more information.

24. Fee Table: In the paragraph above the minimum and maximum total operating expenses charged by the Funds, please add a cross-reference to the Appendix for Funds available under the Contract.
Response: We have revised the disclosure above the table to contain the following cross-reference:

See Appendix A for a complete list of Funds available under the Contract, including their annual expenses.

25. Fee Table, Example: Please remove references to riders in the disclosure regarding the Examples.
Response: Revised as requested, the parenthetical [(i.e., the MAV/MAV Plus Death Benefit at the highest possible charge of 0.30% and Lifetime Income Builder Portfolios at the highest possible charge of 1.50%)] has been deleted.

26. Principal Risks of Investing in the Contract: Under “Short Term Investment Risk,” please add disclosure regarding charges that may apply to withdrawals over the Annual Withdrawal Amount.
Response: We have revised the disclosure to clarify that for certain classes of the Contract, a
Surrender charge may apply to Surrenders exceeding the Annual Withdrawal Amount:

Short-Term Investment Risk. This Contract is not designed for short-term investing and may not be appropriate for an investor who needs ready access to cash. The benefits of tax deferral, long-term income, and living benefit protections mean that this Contract is more beneficial to investors with a long-time horizon. For certain classes of the Contract, a Surrender charge may apply to Surrenders exceeding the Annual Withdrawal Amount.

27. Principal Risks of Investing in the Contract: Please update the disclosure under “Financial Strength and Claims-Paying Ability Risk” to include the Fixed Accumulation Feature.

Response: We have revised the disclosure under “Financial Strength and Claims-Paying Ability Risk” to clarify that all guarantees and obligations under the Fixed Accumulation Feature are subject to our financial strength and our claims paying ability. The revised disclosure is as follows:

Financial Strength and Claims-Paying Ability Risk. Talcott Resolution is the insurance company that issued your Contract. All guarantees under the Contract are subject to our financial strength and claims-paying capabilities. If we experience financial distress, we may not be able to meet our obligations to you. All guarantees and obligations under the Fixed Accumulation Feature are subject to our financial strength and our claims paying ability.

28. General Description of the Registrant, Depositor, and Portfolio Companies: Under “The Separate Account,” please delete the third sentence, add the word “not” to the second bullet; also, please add disclosure that Talcott Resolution is obligated to pay all amounts promised to investors under the Contract.
Response: We have revised the disclosure under “The Separate Account” as requested. The updated disclosure is as follows:

The Separate Account
The Sub-Accounts are part of Talcott Resolution Life and Annuity Insurance Company Separate Account Seven, a segregated asset account of Talcott Resolution. The Separate Account was registered as a unit investment trust under the 1940 Act on April 1, 1999. The Separate Account meets the definition of “separate account” under federal securities laws. The Separate Account holds only assets for variable annuity contracts.
The Separate Account:
•is credited with income, gains and losses credited to, or charged against, the Separate Account that reflect the Separate Account's own investment experience and not the investment experience of our other assets, including our General Account or our other separate accounts; and
•may not be used to pay any of our liabilities other than those arising from the Contracts and other variable annuities supported by the Separate Account.
Talcott Resolution is obligated to pay all amounts guaranteed to investors under the Contract. We do not guarantee the investment results of the Separate Account.

29. General Description of the Registrant, Depositor, and Portfolio Companies: Under “The Funds” Section, please provide the URL where investors may obtain Fund prospectuses.

Response: Revised as requested.

30. General Description of the Registrant, Depositor, and Portfolio Companies: Under the “Fixed Accumulation Feature” Section, please delete the statement that the staff of the SEC has not reviewed the disclosure regarding the Fixed Accumulation Feature.

Response: Revised as requested.

31. General Description of the Registrant, Depositor, and Portfolio Companies: Under “Fixed Accumulation Feature,” please indicate how can an investor obtain the current interest rate.

Response: We have added disclosure under “Fixed Accumulation Feature” that we send investors in the Fixed Accumulation Feature notice of the Fixed Accumulation Feature credited rate of interest annually.

32. The Contract: In the disclosure in the “Purchases and Contract Value” Section, under “Static Asset Allocation models,” please explain why Contract owners may be required invest in an acceptable asset allocation model as a condition for electing and maintaining certain guaranteed minimum withdrawal benefits.

Response: We have added the following disclosure to clarify the reason certain guaranteed minimum withdrawal benefits may limit investment to certain acceptable asset allocation models:

Such requirements and conditions help us limit our risk to an acceptable level so that we can offer the guaranteed minimum withdrawal benefit. They are intended to reduce the risk of investment losses that could require us to use our General Account assets to pay amounts due under the guaranteed minimum withdrawal benefit rider to your Contract.

33. The Contract: In the disclosure in the “Purchases and Contract Value” Section, under “Static Asset Allocation models,” please explain what happens if models change. Are Contract Owners required to opt-in to new models?

Response: We have added the following disclosure, immediately following the disclosure added to the prospectus in response to Comment 32 above, to explain what would happen if there was a change to a model in the context of the investment restrictions for a guaranteed minimum withdrawal benefit:

If we change an asset allocation model required for maintaining a guaranteed minimum withdrawal benefit, the changes will not be applied to your existing Fund allocations. You may be required to elect a new asset allocation model in order to continue to maintain your guaranteed minimum withdrawal benefit. We will give you advance notice of the changes.

34. The Contract: In the disclosure in the “Purchases and Contract Value Section,” under “Other Program considerations,” please add disclosure describing what happens if the Company discontinues an asset allocation model.

Response: We have added disclosure under “Other Program considerations” stating if we terminate an asset allocation model your allocations to the Funds in that model will remain invested in those Funds unless we receive instructions from you. The revised disclosure is as follows:

•If we terminate your asset allocation model Program, then your allocations to the Funds in that model will remain invested in those Funds unless we receive instructions from you.

35. The Contract: In “What are the Differences Between Contract Variations and Other Variable Annuities Sold by Talcott Resolution?,” please clarify the differences between the four classes of the Contract; also, please consider deleting disclosure related to contracts not offered in this prospectus.
Response: We have revised the first two paragraphs of the disclosure by adding disclosure clarifying the four classes of the Contract and removing the disclosure related to contracts not offered in this prospectus. We have also changed the header for the table to state “Class of Contract.”

36. The Contract, Charges and Fees: In the table showing the fee for each class of Contract, please explain how the current charge can be modified if it is not the maximum.
Response: We have added disclosure to clarify that the table reflects maximum charges, excluding rider charges.

37. The Contract, Charges and Fees: Under “Annual Maintenance Fee,” please explain supplementally why you do not include the Putnam line of contracts in the calculation for the waiver.
Response: We believe the Putnam line of variable annuity contracts are excluded from the Annual Maintenance Fee waiver calculation for the Contracts at the request of Putnam.

38. Appendix A - Funds Available Under the Contract: Please revise to (i) include the legend from Item 17 of Form N-4; (ii) add which Funds are not available according to investment restrictions; and (iii) use headers shown in Item 17 of Form N-4.

Response: Revised as requested.

39. Statement of Additional Information: Please add disclosure that clarifies the four classes of the Contract.
Response: We have added the following disclosure to the front page of the Statement of Additional Information with an asterisk connecting the new disclosure to the name of each class of the Contract:

*This Statement of Additional Information is related to four different classes of the Contract: Access, Core, Outlook and Plus. The classes have different fees and expenses (including surrender charges and periodic charges).

40. Statement of Additional Information: Consider changing “Non-Principal Risks of Investing in the Contract” to “Other Risks of Investing in the Contract.”

Response: We revised the caption to state “Other Risks of Investing in the Contract.”

41. Statement of Additional Information, Money Market Fund Redemption Risk. Please clarify whether the disclosure of the reservation of rights by the Board of the Invesco V.I. Government Money Market Fund to impose liquidity fees or redemption gates in the future applies to both redemptions and exchanges from the Fund.

Response: We revised the disclosure to clarify that the reservation of rights by the Board of the Invesco V.I. Government Money Market Fund to impose liquidity fees or redemption gates in the future applies to both redemptions and exchanges from the Fund.

42. Statement of Additional Information, Services: Please briefly describe any management-related services contract in accordance with Item 21(b) of Form N-4.

Response: We have revised the disclosure under “Services” to include additional disclosure containing a brief description of our services agreement with Cognizant World Worldwide Limited. The additional disclosure is as follows, amounts for total dollars paid will be added by amendment:

Cognizant Worldwide Limited
Cognizant Worldwide Limited (“Cognizant”) which has its principal office at 1 Kingdom Street, Paddington Central, London, United Kingdom W2 6BD, provides business processing outsourcing services and mail room services to us in connection with our administration of our annuity products. Cognizant is not affiliated with us, the Separate Account or any of our affiliates, including the Contract's principal underwriter, Talcott Distribution Services Company, Inc. We pay Cognizant for its services on a monthly basis for the hours worked and also for per usage fees for other charges. For the past three years, the dollar amount of fees paid to Cognizant has been: 2020: $_______; 2019: $________ and 2018: $_________.

43. Part C, Item 32, Location of Accounts and Records: If the information about the location of accounts and records required by Item 32 of Form N-4 is provided in the Registrant’s most recent report on Form N-CEN, you may omit this information from Part C to the Registration Statement.

Response: We confirm that the information about the location of accounts and records required by Item 32 of Form N-4 is provided in the Registrant’s most recent report on Form N-CEN; however, we determined to retain our response to Item 32 in Part C for this filing rather than omit the information at this time.
*****

Please contact me at (860) 791-0750 if you have any questions about this filing. Thank you for your attention to this filing.

Very truly yours,

/s/ Christopher M. Grinnell

Christopher M. Grinnell
Vice President & Associate General Counsel